UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TotalEnergies SE

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Jean-Pierre Sbraire

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including

area code, of the person to contact in

connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended _____________.

TotalEnergies SE is providing on this Form SD disclosure in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Section 1 – Conflict Minerals Disclosure

Item 1.01(b)

CONFLICT MINERALS DISCLOSURE

TotalEnergies SE (collectively with its consolidated subsidiaries, “TotalEnergies”) is providing herein disclosure in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to certain minerals (referred to as “conflict minerals” under the Rule) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, for the reporting period from January 1, 2021 to December 31, 2021 (the “Reporting Period”). For the Reporting Period, “Conflict Minerals” are defined in the Rule as the following minerals (regardless of their geographic origin): cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, limited to tin, tantalum and tungsten and a “Covered Country” is defined in the Rule as the Democratic Republic of the Congo or an adjoining country.

This conflict minerals disclosure is also publicly available at TotalEnergies’ website:

https://totalenergies.com/sustainability/creating-shared-value/supply-chain.1

I.            Diligence and Reporting Process

TotalEnergies has established a management system to implement a diligence and reporting process concerning Conflict Minerals in accordance with the Rule. This process is coordinated at the Holding level with designated division coordinators at the level of the following business segments and operational entities (Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, Trading & Shipping, Marketing & Services and TotalEnergies Global Procurement) who contact the relevant parties (such as business managers and purchasing departments). These division coordinators report the results of the diligence process to the Holding level.

For this Reporting Period, Saft Groupe S.A. (“Saft”), a subsidiary in the Gas, Renewables & Power business segment, Hutchinson S.A. (“Hutchinson”), a subsidiary in the Refining & Chemicals business segment, and TotalEnergies Charging Services S.A.S. (“TECS”), a subsidiary in the Marketing & Services business segment, identified products which each had manufactured, or contracted to have manufactured, that contained Conflict Minerals, namely tin, tantalum, tungsten and/or gold (collectively, “3TG”), that were necessary to the functionality or production of those products.

In addition, SunPower Corporation, a subsidiary in the Gas, Renewables & Power business segment based in California (“SunPower”)2, is subject to the Rule because it is an American company listed on NASDAQ. It publishes separately information concerning its use of Conflict Minerals in certain of its products that it manufactured or contracted to manufacture (solar panels, balance of systems components). The text of SunPower’s disclosure for this Reporting Period provided on its Form SD is included in Annex A to this document.

A. Saft is a leading manufacturer of batteries for the industrial infrastructure and processes, transportation, civil and military electronics markets, energy storage, transportation and telecommunication markets. Saft focused its diligence efforts on the suppliers of components and parts (the “Relevant Suppliers”), which were determined by Saft to contain or potentially contain 3TG, i.e., electronics and electric components, and which were incorporated into products manufactured by Saft (the “Relevant Products”).

With the assistance of a third party retained by it to assist with supplier outreach and data validation of the responses received from suppliers (the “Service Provider”), Saft conducted in good faith a reasonable country of origin inquiry (the “RCOI”) regarding the sourcing of the necessary Conflict Minerals, designed to determine whether any of them had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, Saft and the Service Provider engaged the Relevant Suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative.

The Relevant Suppliers had the ability to share information at a level at which they were most comfortable (i.e., company,

1 References to website in this Form SD are provided for convenience only, and their contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

2 As of December 31, 2021, TotalEnergies held 50.83% of the outstanding share capital of SunPower.

product or user-defined) but they had to specify the declaration scope. A limited number of the Relevant Suppliers replied by providing their company’s formal policy on Conflict Minerals. Both Saft and the Service Provider followed up with suppliers who did not respond to the initial request. Saft does not make purchases of raw ore or refined 3TG minerals directly from smelters or refiners. Saft’s supply chain includes many third parties between the original sources of the necessary Conflict Minerals and the products manufactured by it. Saft does not have direct contractual relationships with smelters and refiners and relies on its suppliers to provide information on the original sources of the necessary Conflict Minerals in the Relevant Products and on information provided by the Service Provider and independent third-party audit programs.

Based on the Relevant Suppliers’ responses, Saft could identify the potential use in their supply chain of smelters in a Covered Country. A substantial number of these smelters were in compliance with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the RMI, without independent verification by Saft, and a small number of these smelters were identified as not conformant with this protocol, without independent verification by Saft. Based on the information provided to Saft and on Saft’s own diligence efforts, it is not possible to conclusively determine whether the necessary Conflict Mineral provided from this small number of smelters are found in a product manufactured by Saft during the Relevant Period.

Saft’s contracts with its suppliers require them to source responsibly, and Saft maintains an active dialogue with its suppliers on this topic. As a result, Saft does not have any reason to believe that the necessary Conflict Minerals contained in the Relevant Products in the Reporting Period directly or indirectly financed or benefitted armed groups in the Covered Countries.

B. Hutchinson is a global leader in vibration control, fluid management and sealing technologies. Hutchinson reached out to all of its suppliers and identified the products containing necessary Conflict Minerals during the Reporting Period: automotive fluid transfer lines, anti-vibration and sealing systems, and aerospace industrial applications (the “Hutchinson Relevant Products”), which are found in the following business activities of Hutchinson: precision sealing systems, fluid management systems, body sealing systems, anti-vibration and belt drive systems, aerospace and defense & industry.

Hutchinson conducted in good faith a RCOI regarding the sourcing of the necessary Conflict Minerals in the Hutchinson Relevant Products to determine whether any had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, Hutchinson surveyed its suppliers to collect information about the presence and source of the necessary Conflict Minerals. Suppliers responded by submitting a CMRT or sending an email or letter to Hutchinson. Hutchinson followed up with suppliers who did not respond to its initial request. Hutchinson relies on the information provided to it by its suppliers.

Based on the suppliers’ responses, it was determined that a substantial percentage of Hutchinson’s suppliers in terms of annual turnover certified that the necessary Conflict Minerals supplied to it either originated from recycled or scrap sources or did not originate from the Covered Countries. A small percentage of suppliers in terms of annual turnover sourced necessary Conflict Minerals during the Reporting Period from one or more of the Covered Countries for the Hutchinson Relevant Products. A review of these suppliers by Hutchinson revealed them to be reputable, and mainly included major suppliers of the automotive and aerospace industries, including publicly listed companies. The small percentage of non- responsive suppliers for the Reporting Period were mainly distributors and small suppliers in terms of annual turnover.

The origin of some of the necessary Conflict Minerals in the Hutchinson Relevant Products could be traced to smelters that are compliant with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the RMI, without independent verification by Hutchinson.

Hutchinson’s standard agreement with its suppliers require them to fill out the survey questions set forth under the CMRT and Hutchinson maintains an active dialogue with its suppliers on this topic. Hutchinson does not have any reason to believe that their necessary Conflict Minerals contained in its products in the Reporting Period directly or indirectly financed or benefitted armed groups in the Covered Countries.

C. TECS’ purpose is to lead the electric mobility activity within TotalEnergies. From an operational perspective, TECS ensures the development, supply, and technical support of these services and solutions including hardware, software and professional services. TECS reached out to its suppliers of components that were determined to contain or potentially contain 3TG, i.e., electronics and electric components, and which were incorporated into products manufactured by TECS (the “TECS Relevant Products”).

TECS conducted in good faith a RCOI regarding the sourcing of the necessary Conflict Minerals in the TECS Relevant

Products to determine whether any had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, TECS surveyed its suppliers to collect information about the presence and source of the necessary Conflict Minerals. Suppliers responded by submitting a CMRT or sending an email or corporate policy statement letter. TECS followed up with suppliers who did not respond to its initial request. TECS relies on the information provided to it by its suppliers. TECS does not make purchases of raw ore or refined 3TG minerals directly from smelters or refiners. Its supply chain includes many third parties between the original sources of the necessary Conflict Minerals and the products manufactured by it.

Based on the suppliers’ responses, it was determined that substantially all suppliers had a Conflict Minerals policy within their entity. The small number of suppliers that sourced necessary Conflict Minerals during the Reporting Period from one or more of the Covered Countries are considered to be reputable, including a publicly listed company. Most of its suppliers are distributors who depend on other suppliers, and who may not maintain conflict mineral information on products that pass through their business.

II.            Principles

TotalEnergies is committed to responsible economic and social development in Africa.

TotalEnergies monitors responsible practices among its suppliers. In its Code of Conduct, TotalEnergies states that it works with its suppliers to ensure the protection of the interests of both parties in accordance with clear, fairly negotiated contract terms. This relationship is based on three cornerstones: dialogue, professionalism and meeting commitments.

TotalEnergies expects its suppliers to adhere to the Fundamental Principles of Purchasing (the “FPP”) and ensure compliance with those principles in their activities, and in particular to

●	be attentive to the day-to-day working conditions of their employees and their suppliers’ employees;
●	ensure that their own suppliers and subcontractors adhere to the FPP;
●	agree to be audited in accordance with those principles;
●	refer to the Ethics Committee in case of doubt.

The FPP, launched in 2010 and updated in early 2022, specify the commitments that TotalEnergies expects of its suppliers in the following areas3:

●	respect human rights at work;
●	protect health, safety and security;
●	act in favor of climate;
●	preserve the environment;
●	prevent corruption and conflicts of interest and fraud;
●	respect competition law; and
●	promote economic and social development.

An internal directive reaffirms the obligation to annex the FPP or endeavor to transpose them in the selection process as well as in the contracts concluded with suppliers of goods and services. The FPP are available for consultation by all suppliers in both French and English on TotalEnergies’ corporate website (refer to the URL provided above).

In addition, questionnaires focused on societal issues are used to gather more in-depth information from suppliers about their approach to such topics, either during the supplier qualification process4 or as part of an audit. TotalEnergies has also set up a supplier assessment process to identify and prevent risks of severe violations of human rights and fundamental freedoms, human health and safety. Supplier awareness-raising actions are also carried out during meetings with suppliers, particularly the Suppliers Day event that brings TotalEnergies’ strategic suppliers together every two years.

TotalEnergies is a member of the United Nations Global Compact platform on Decent Work in Global Supply Chains since 2018, and, in this capacity, takes part in various workshops that aim to help the member companies of the Global Compact to make progress in this area.

3 Saft and SunPower have defined fundamental principles of purchasing specific to their activities.

4 Purchases by the subsidiaries of Hutchinson, Saft and SunPower are subject to supplier qualification processes specific to their organizations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TotalEnergies SE

Date:	May 31, 2022	By:	/s/ JEAN-PIERRE SBRAIRE
Name: Jean-Pierre SBRAIRE
Title: Chief Financial Officer

Annex A

Conflict Minerals Report

SunPower Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2021 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”1), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 27, 2022.

Unless the context indicates otherwise, the term “SunPower” refers to SunPower Corporation and its consolidated subsidiaries, and “Service Provider” refers to the third party retained by SunPower to assist with supplier outreach and data validation of the responses received from suppliers. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider in coordination with SunPower. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

This Conflict Minerals Report can be found on the SunPower website at: http://investors.sunpower.com/sec.cfm.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that SunPower intends to take to mitigate the risk that its necessary 3TG benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by SunPower’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political, regulatory, and economic developments, whether in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. SunPower cautions readers not to place undue reliance on any forward-looking statements, which only

1 Definitions provided in this Annex are exclusive to this section.

speak as of the date made. SunPower undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Overview; SunPower's Products and Applicability of the Conflict Minerals Rule

SunPower is a leading solar technology and energy services provider that offers fully integrated solar, storage and home energy solutions to customers primarily in the United States and Canada through an array of hardware, software, and financing options and “Smart Energy” solutions. Our Smart Energy initiative is designed to add layers of intelligent control to homes, buildings, and grids—all personalized through easy-to-use customer interfaces. SunPower products include solar panels and balance of systems components that can include inverters, combiner boxes, racking systems, mechanical and motorized systems, and electrical tracking, monitoring and controller systems. Each of the product areas that SunPower manufactures and contracts to manufacture contains 3TG necessary to the functionality or production of such products. However, 3TG content continues to represent a small portion of the materials content of SunPower’s products.

For a further discussion of SunPower’s products, see its Annual Report on Form 10-K for the fiscal year ended January 2, 2022. The information contained in the Form 10-K is not incorporated by reference into this Conflict Minerals Report or SunPower's Form SD for 2021 and should not be considered part of this Conflict Minerals Report or the Form SD.

SunPower is multiple levels removed from the mining of minerals (3TG or otherwise). SunPower does not make purchases of raw ore or refined minerals directly from smelters or refiners and makes no purchases in the Covered Countries. However, through the efforts described in this Conflict Minerals Report, SunPower seeks to ensure its suppliers are sourcing responsibly.

SunPower does not seek to embargo sourcing of 3TG from the Covered Countries and encourages its suppliers to continue to source 3TG responsibly from the region.

Reasonable Country of Origin Inquiry

To complete the “reasonable country of origin inquiry” (the “RCOI”) required by the Conflict Minerals Rule, SunPower and its Service Provider engaged with suppliers to collect information about the presence and source of 3TG used in products and components supplied to SunPower. For its RCOI, to the extent applicable, SunPower utilized the same processes and procedures as for its due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed later in this Conflict Minerals Report. For 2021, SunPower surveyed 15 suppliers as part of its RCOI.

The results of SunPower’s RCOI are discussed under “Findings Concerning Smelters and Refiners and Country of Origin Information.”

Due Diligence Measures

Design Framework

SunPower utilizes due diligence measures for 3TG that are intended to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”). The OECD Guidance established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Application of the framework constitutes a part of the program that SunPower has put in place to help ensure that the 3TG contained in its products are responsibly sourced.

Diligence Program

In furtherance of SunPower’s 3TG due diligence, it performed the due diligence measures discussed below for 2021.

Compliance Team

In support of its compliance efforts, SunPower has a compliance team that is charged with overseeing, implementing and providing feedback on its 3TG compliance strategy. The team consists of staff from SunPower’s operations groups, under executive leadership. The members of the team and selected other internal personnel are expected to be familiar with the Conflict Minerals Rule, the OECD Guidance, SunPower’s compliance plan, and the procedures for reviewing and validating supplier responses to SunPower’s inquiries. SunPower also utilized the Service Provider and specialist outside counsel to assist with and/or to advise it on certain aspects of its compliance.

Conflict Minerals Policy; Training Resources; Grievance Mechanism

SunPower maintains a Conflict Minerals Policy. Under the Conflict Minerals Policy, SunPower suppliers are required to acknowledge SunPower’s Supplier Sustainability Guidelines, which incorporates the Conflict Minerals Policy. Under the Conflict Minerals Policy, SunPower reserves the right to request additional documentation from its suppliers regarding the source of any 3TG included in their products. In addition, SunPower reserves the right to ask suppliers to maintain traceability data for a minimum of five years. The Conflict Minerals Policy indicates that SunPower will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with the Conflict Minerals Policy.

The Conflict Minerals Policy is communicated internally to SunPower’s supply chain employees and to suppliers. In addition, the Conflict Minerals Policy is posted on SunPower’s website at https://us.sunpower.com/sites/default/files/media-library/compliance-briefs/cb-sunpower-conflict-minerals-policy.pdf.

In an effort to increase supplier awareness about Conflict Minerals and related regulatory requirements, provide answers to frequently asked questions concerning 3TG mineral tracing, and ultimately improve the accuracy and completeness of supplier responses, suppliers that were part of SunPower’s outreach received access to the Service Provider’s online resources.

SunPower has a grievance mechanism for reporting violations of its Conflict Minerals Policy. The grievance mechanism is available through the Conflict Minerals Policy. Violations may be reported by calling SunPower’s Compliance and Ethics Helpline at 1-866-307-5679 within the United States, or at toll-free numbers provided for additional countries/regions in SunPower’s Code of Business Conduct and Ethics available on its investor relations website at investors.sunpower.com, or by going to SunPower’s reporting website at sunpower.alertline.com.

Data Collection; Records Storage and Retention

For 2021, SunPower carried out due diligence on parts selected by SunPower within the bills of materials of products that were contracted to be manufactured, based on supplier spend. The contract manufacturers carried out due diligence for general use parts of products that were contracted to be manufactured, the results of which were reflected in their Conflict Minerals Reporting Templates (collectively, the “CMRTs” and individually, a “CMRT”) furnished to SunPower. SunPower’s outreach included 15 suppliers (the “Suppliers”) that (1) contracted to manufacture products for SunPower which were determined by SunPower to contain or potentially contain 3TG which is necessary to the functionality or production of the products, or (2) provided components, parts, or products which were determined by SunPower to contain or potentially contain necessary 3TG, and which were incorporated into products contracted to be manufactured by SunPower.

SunPower sent the Suppliers a request to submit a CMRT to gather information on the use of 3TG by the Suppliers, the source of the 3TG and the Suppliers’ related compliance procedures. SunPower gave the Suppliers the ability to provide information at a level at which they could most readily assemble the information (i.e., company, product, or user-defined), but required the Suppliers to declare the level of information provided. Following the initial introductions to the program and information request, up to three reminder emails were sent to each non-responsive Supplier requesting survey completion. This outreach was managed by the Service Provider on our behalf. Additional outreach also was conducted by SunPower’s staff on an as-needed basis to further emphasize the importance of suppliers completing the CMRT.

The Service Provider reviewed CMRT responses received from the Suppliers for incomplete responses, potential errors or inaccuracies, lack of consistency, and other flags. If any “quality control” flags were raised, Suppliers were contacted to clarify the concern. If a smelter or refiner was not on the CMRT Smelter Look-up tab list, the Service Provider (a) requested that the Supplier confirm that the listed entity was a smelter or refiner, (b) consulted publicly-available information to attempt to determine whether the identified entity was a smelter or refiner, or (c) attempted to contact the listed entity. If the smelter or refiner was not identified as Conformant (as later defined) or the equivalent by the Responsible Minerals Initiative (the “RMI”), the London Bullion Market Association (the “LMBA”) or the Responsible Jewellery Council (the “RJC”), SunPower or the Service Provider attempted to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer, and due diligence procedures.

To the extent that no contact was made with a smelter or refiner identified by a Supplier, SunPower or the Service Provider searched public information to attempt to determine the mine or location of origin of the 3TG processed by the smelter or refiner and whether it obtains 3TG from sources that directly or indirectly finance or benefit armed groups in a Covered Country.

SunPower has an electronic file for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. SunPower stores all supplier CMRTs and documents evidence of identified supplier 3TG sourcing risk. As contemplated by the OECD Guidance, SunPower will maintain these records for at least five years. The Service Provider also has been requested to maintain records in its possession for at least five years.

3TG Risk Management

SunPower obtained information on 3TG sourcing risk from the Service Provider. SunPower further used the CMRT responses to identify 3TG sourcing risk. Given SunPower’s position in the 3TG supply chain, it believes that this is the most efficient means for identifying 3TG sourcing risk.

The quality and supply chain teams within SunPower worked together to identify 3TG sourcing concerns and determine risk mitigation efforts. The quality team reported aggregated risk findings to and the contents of this Conflict Minerals Report are shared with SunPower’s executive management.

SunPower determines on a case-by-case basis the appropriate risk mitigation strategy for any identified risks. Potential outcomes under SunPower’s risk mitigation strategy include continuing to work with the supplier while risks are addressed or reassessing the relationship with the supplier. Under SunPower’s risk management framework, to the extent that risks require mitigation, SunPower monitors and tracks the performance of the risk mitigation efforts and reports these efforts to appropriate senior oversight personnel.

Utilization of Independent Third-Party Audits

To the extent that smelters or refiners are identified, SunPower primarily utilizes information made available by the RMI concerning independent third-party audits and Conformant status. SunPower also relies on audits performed by the LBMA and the RJC.

Report on Supply Chain Due Diligence

SunPower files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes these filings available on its investor relations website.

Findings Concerning Smelters and Refiners and Country of Origin Information

For 2021, SunPower surveyed 15 suppliers as part of its 3TG due diligence and received 15 CMRTs in response to its outreach. The CMRT declarations received identified 329 smelters and refiners that processed or may have processed 3TG contained in SunPower’s products. Of these 15 CMRT declarations, 12 were company-level, 3 were product-level, and 0 were at a level defined by the Supplier. Due to the number of Suppliers providing company-level declarations, the list of processing facilities disclosed below may over-represent the number of 3TG processing facilities in SunPower’s supply chain.

In brief, as indicated in the table below:

•	329 smelters and refiners were identified by the Suppliers.

•	227 smelters and refiners, or 69%, were listed as Conformant by the RMI.

•	17 smelters or refiners, or 5%, were listed as Active.

•	85 smelters or refiners, or 26%, were listed on the CMRT Smelter Look-up tab only.

In connection with SunPower’s RCOI or due diligence, as applicable, the Suppliers identified to SunPower the facilities listed below as potentially having processed the necessary 3TG contained in SunPower’s in-scope products in 2021 (table information is as of May 11, 2022; see the notes following the table for additional information concerning the information presented in the table).

Metal	Smelter Name	Country Name	Status
Gold	8853 S.p.A.	Italy	Conformant
Gold	Abington Reldan Metals, LLC	United States	Active
Gold	Advanced Chemical Company	United States	Conformant
Gold	African Gold Refinery	Uganda	On Smelter Look-up Tab Only
Gold	Aida Chemical Industries Co., Ltd.	Japan	Conformant
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates	Conformant
Gold	Alexy Metals	United States	Active
Gold	Agosi AG	Germany	Conformant
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	Conformant
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	Conformant
Gold	Argor-Heraeus S.A.	Switzerland	Conformant
Gold	Asahi Pretec Corp.	Japan	Conformant
Gold	Asahi Refining Canada Ltd.	Canada	Conformant
Gold	Asahi Refining USA Inc.	United States	Conformant
Gold	Asaka Riken Co., Ltd.	Japan	Conformant
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	On Smelter Look-up Tab Only
Gold	AU Traders and Refiners	South Africa	On Smelter Look-up Tab Only
Gold	Augmont Enterprises Private Limited	India	Active

Gold	Aurubis AG	Germany	Conformant
Gold	Bangalore Refinery	India	On Smelter Look-up Tab Only
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	Conformant
Gold	Boliden AB	Sweden	Conformant
Gold	C. Hafner GmbH + Co. KG	Germany	Conformant
Gold	C.I Metales Procesados Industriales SAS	Colombia	Active
Gold	Caridad	Mexico	On Smelter Look-up Tab Only
Gold	CCR Refinery - Glencore Canada Corporation	Canada	Conformant
Gold	Cendres + Metaux S.A.	Switzerland	Conformant
Gold	CGR Metalloys Pvt Ltd.	India	On Smelter Look-up Tab Only
Gold	Chimet S.p.A.	Italy	Conformant
Gold	Chugai Mining	Japan	Conformant
Gold	Daye Non-Ferrous Metals Mining Ltd.	China	On Smelter Look-up Tab Only
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany	On Smelter Look-up Tab Only
Gold	Dijllah Gold Refinery FZC	United Arab Emirates	On Smelter Look-up Tab Only
Gold	DODUCO Contacts and Refining GmbH	Germany	Conformant

Gold	Dowa	Japan	Conformant
Gold	DSC (Do Sung Corporation)	Korea	Conformant
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan	Conformant
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan	Conformant
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan	Conformant
Gold	Emerald Jewel Industry India Limited (Unit 1)	India	On Smelter Look-up Tab Only
Gold	Emerald Jewel Industry India Limited (Uni 2)	India	On Smelter Look-up Tab Only
Gold	Emerald Jewel Industry India Limited (Unit 3)	India	On Smelter Look-up Tab Only
Gold	Emerald Jewel Industry India Limited (Unit 4)	India	On Smelter Look-up Tab Only
Gold	Emirates Gold DMCC	United Arab Emirates	Conformant
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe	On Smelter Look-up Tab Only
Gold	Fujairah Gold FZC	United Arab Emirates	On Smelter Look-up Tab Only
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	India	Active
Gold	Geib Refining Corporation	United States	Conformant
Gold	Gold Coast Refinery	Ghana	On Smelter Look-up Tab Only

Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	Conformant
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	On Smelter Look-up Tab Only
Gold	Guangdong Jinding Gold Limited	China	On Smelter Look-up Tab Only
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Heimerle + Meule GmbH	Germany	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	Conformant
Gold	Hunan Chenzhou Mining Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	HwaSeong CJ CO., LTD.	Korea	On Smelter Look-up Tab Only
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China	Conformant
Gold	International Precious Metal Refiners	United Arab Emirates	On Smelter Look-up Tab Only
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Conformant
Gold	Istanbul Gold Refinery	Turkey	Conformant
Gold	Italpreziosi	Italy	Conformant

Gold	JALAN & Company	India	On Smelter Look-up Tab Only
Gold	Japan Mint	Japan	Conformant
Gold	Jiangxi Copper Co., Ltd.	China	Conformant
Gold	JSC Uralelectromed	Russian Federation	On Smelter Look-up Tab Only
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	K.A. Rasmussen	Norway	On Smelter Look-up Tab Only
Gold	Kaloti Precious Metals	United Arab Emirates	On Smelter Look-up Tab Only
Gold	Kazakhmys Smelting LLC	Kazakhstan	On Smelter Look-up Tab Only
Gold	Kazzinc	Kazakhstan	Conformant
Gold	Kennecott Utah Copper LLC	United States	Conformant
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland	Conformant
Gold	Kojima Chemicals Co., Ltd.	Japan	Conformant
Gold	Korea Zinc Co., Ltd.	Korea	Conformant
Gold	Kundan Care Products Ltd.	India	On Smelter Look-up Tab Only
Gold	Kyrgyzaltyn JSC	Kyrgyzstan	On Smelter Look-up Tab Only
Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation	On Smelter Look-up Tab Only

Gold	L'azurde Company For Jewelry	Saudi Arabia	On Smelter Look-up Tab Only
Gold	L'Orfebre S.A.	Andorra	Conformant
Gold	Lingbao Gold Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	LS-NIKKO Copper Inc.	Korea	Conformant
Gold	LT Metal Ltd.	Korea	Conformant
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Marsam Metals	Brazil	Conformant
Gold	Materion	United States	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Conformant
Gold	MD Overseas	India	On Smelter Look-up Tab Only
Gold	Metal Concentrators SA (Pty) Ltd.	South Africa	Conformant
Gold	Metallix Refining Inc.	United States	On Smelter Look-up Tab Only
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	Metalor Technologies S.A.	Switzerland	Conformant

Gold	Metalor USA Refining Corporation	United States	Conformant
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	Conformant
Gold	Mitsubishi Materials Corporation	Japan	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Gold	MMTC-PAMP India Pvt., Ltd.	India	Conformant
Gold	Modeltech Sdn Bhd	Malaysia	On Smelter Look-up Tab Only
Gold	Morris and Watson	New Zealand	On Smelter Look-up Tab Only
Gold	Moscow Special Alloys Processing Plant	Russian Federation	On Smelter Look-up Tab Only
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey	Conformant
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	Conformant
Gold	NH Recytech Company	Korea	Conformant
Gold	Nihon Material Co., Ltd.	Japan	Conformant
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria	Conformant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	Conformant
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation	On Smelter Look-up Tab Only

Gold	OJSC Novosibirsk Refinery	Russian Federation	On Smelter Look-up Tab Only
Gold	PAMP S.A.	Switzerland	Conformant
Gold	Pease & Curren	United States	On Smelter Look-up Tab Only
Gold	Penglai Penggang Gold Industry Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Planta Recuperadora de Metales SpA	Chile	Conformant
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	On Smelter Look-up Tab Only
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	Conformant
Gold	PX Precinox S.A.	Switzerland	Conformant
Gold	QG Refining, LLC	United States	On Smelter Look-up Tab Only
Gold	Rand Refinery (Pty) Ltd.	South Africa	Conformant
Gold	Refinery of Seemine Gold Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	REMONDIS PMR B.V.	Netherlands	Conformant
Gold	Royal Canadian Mint	Canada	Conformant
Gold	SAAMP	France	Conformant
Gold	Sabin Metal Corp.	United States	On Smelter Look-up Tab Only
Gold	Safimet S.p.A	Italy	Conformant
Gold	SAFINA A.S.	Czech Republic	Conformant

Gold	Sai Refinery	India	On Smelter Look-up Tab Only
Gold	Samduck Precious Metals	Korea	Conformant
Gold	SAMWON METALS Corp.	Korea	On Smelter Look-up Tab Only
Gold	Sancus ZFS (L’Orfebre, SA)	Colombia	Active
Gold	SAXONIA Edelmetalle GmbH	Germany	On Smelter Look-up Tab Only
Gold	Sellem Industries Ltd.	Mauritania	On Smelter Look-up Tab Only
Gold	SEMPSA Joyeria Plateria S.A.	Spain	Conformant
Gold	Shandong Humon Smelting Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Shirpur Gold Refinery Ltd.	India	On Smelter Look-up Tab Only
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	Conformant
Gold	Singway Technology Co., Ltd.	Taiwan	Conformant
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	On Smelter Look-up Tab Only

Gold	Solar Applied Materials Technology Corp.	Taiwan	Conformant
Gold	Sovereign Metals	India	On Smelter Look-up Tab Only
Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania	On Smelter Look-up Tab Only
Gold	Sudan Gold Refinery	Sudan	On Smelter Look-up Tab Only
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	SungEel HiMetal Co., Ltd.	Korea	Conformant
Gold	T.C.A S.p.A	Italy	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	Conformant
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	Conformant
Gold	TOO Tau-Ken-Altyn	Kazakhstan	Conformant
Gold	Torecom	Korea	Conformant
Gold	Umicore Precious Metals Thailand	Thailand	Conformant
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	Conformant
Gold	United Precious Metal Refining, Inc.	United States	Conformant
Gold	Valcambi S.A.	Switzerland	Conformant

Gold	Value Trading	Belgium	On Smelter Look-up Tab Only
Gold	Weeerefining	France	Active
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	Conformant
Gold	WIELAND Edelmetalle GmbH	Germany	Conformant
Gold	Yamakin Co., Ltd.	Japan	Conformant
Gold	Yokohama Metal Co., Ltd.	Japan	Conformant
Gold	Yunnan Copper Industry Co., Ltd.	China	On Smelter Look-up Tab Only
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Conformant
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	Conformant
Tantalum	D Block Metals, LLC	United States	Conformant
Tantalum	Exotech Inc.	United States	On Smelter Look-up Tab Only
Tantalum	F&X Electro-Materials Ltd.	China	Conformant
Tantalum	FIR Metals & Resource Ltd.	China	Conformant
Tantalum	Global Advanced Metals Aizu	Japan	Conformant
Tantalum	Global Advanced Metals Boyertown	United States	Conformant
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	Conformant
Tantalum	H.C. Starck Inc.	United States	Conformant

Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	Conformant
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	Conformant
Tantalum	Jiangxi Tuohong New Raw Material	China	Conformant
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	Conformant
Tantalum	Jiujiang Tanbre Co., Ltd.	China	Conformant
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	Conformant
Tantalum	KEMET Blue Metals	Mexico	Conformant
Tantalum	LSM Brasil S.A.	Brazil	Conformant
Tantalum	Metallurgical Products India Pvt., Ltd.	India	Conformant
Tantalum	Mineracao Taboca S.A.	Brazil	Conformant
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	Conformant
Tantalum	NPM Silmet AS	Estonia	Conformant
Tantalum	QuantumClean	United States	Conformant
Tantalum	Resind Industria e Comercio Ltda.	Brazil	Conformant
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	On Smelter Look-up Tab Only
Tantalum	Taki Chemical Co., Ltd.	Japan	Conformant

Tantalum	TANIOBIS Co., Ltd.	Thailand	Conformant
Tantalum	TANIOBIS GmbH	Germany	Conformant
Tantalum	TANIOBIS Japan Co., Ltd.	Japan	Conformant
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany	Conformant
Tantalum	Telex Metals	United States	Conformant
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	Conformant
Tantalum	Ximei Resources (Guangdong) Limited	China	Conformant
Tantalum	XinXing Haorong Electronic Material Co., Ltd.	China	Conformant
Tantalum	Yancheng Jinye New Material Technology Co., Ltd.	China	Conformant
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China	Conformant
Tin	Alpha	United States	Conformant
Tin	An Vinh Joint Stock Mineral Processing Company	Vietnam	On Smelter Look-up Tab Only
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	CRM Fundicao De Me Metais E Comercio De Equipamentos Electronicos Do Brasil Ltda	Brazil	Active

Tin	CRM Synergies	Spain	Conformant
Tin	CV Venus Inti Perkasa	Indonesia	Active
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	China	On Smelter Look-up Tab Only
Tin	Dowa	Japan	Conformant
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Vietnam	On Smelter Look-up Tab Only
Tin	EM Vinto	Bolivia	Conformant
Tin	Estanho de Rondonia S.A.	Brazil	Conformant
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	China	On Smelter Look-up Tab Only
Tin	Gejiu Kai Meng Industry and Trade LLC	China	On Smelter Look-up Tab Only
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Conformant
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant

Tin	HuiChang Hill Tin Industry Co., Ltd.	China	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	Conformant
Tin	Luna Smelter, Ltd.	Rwanda	Conformant
Tin	Ma'anshan Weitai Tin Co., Ltd.	China	Conformant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Melt Metais e Ligas S.A.	Brazil	On Smelter Look-up Tab Only
Tin	Metallic Resources, Inc.	United States	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Metallo Spain S.L.U.	Spain	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	Modeltech Sdn Bhd	Malaysia	On Smelter Look-up Tab Only
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Vietnam	On Smelter Look-up Tab Only
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Conformant

Tin	Operaciones Metalurgicas S.A.	Bolivia	Conformant
Tin	Pongpipat Company Limited	Myanmar	On Smelter Look-up Tab Only
Tin	Precious Minerals and Smelting Limited	India	On Smelter Look-up Tab Only
Tin	PT Aries Kencana Sejahtera	Indonesia	Active
Tin	PT Artha Cipta Langgeng	Indonesia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Babel Inti Perkasa	Indonesia	Conformant
Tin	PT Babel Surya Alam Lestari	Indonesia	Conformant
Tin	PT Bangka Serumpun	Indonesia	Conformant
Tin	PT Bukit Timah	Indonesia	Conformant
Tin	PT Cipta Persada Mulia	Indonesia	Conformant
Tin	PT Masbro Alam Stania	Indonesia	Active
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Mitra Sukses Globalindo	Indonesia	Active
Tin	PT Prima Timah Utama	Indonesia	Conformant
Tin	PT Rajawali Rimba Perkasa	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Sariwiguna Binasentosa	Indonesia	Conformant
Tin	PT Stanindo Inti Perkasa	Indonesia	Conformant
Tin	PT Sukses Inti Makmur	Indonesia	Active

Tin	PT Timah Nusantara	Indonesia	Active
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Tinindo Inter Nusa	Indonesia	Conformant
Tin	Resind Industria e Comercio Ltda.	Brazil	Conformant
Tin	Rui Da Hung	Taiwan	Conformant
Tin	Soft Metais Ltda.	Brazil	Conformant
Tin	Super Ligas	Brazil	Active
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Vietnam	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	Tin Technology & Refining	United States	Conformant
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Vietnam	On Smelter Look-up Tab Only
Tin	VQB Mineral and Trading Group JSC	Vietnam	On Smelter Look-up Tab Only
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Conformant
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	On Smelter Look-up Tab Only
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan	Conformant

Tungsten	ACL Metais Eireli	Brazil	Conformant
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil	Active
Tungsten	Artek LLC	Russian Federation	On Smelter Look-up Tab Only
Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam	Conformant
Tungsten	China Molybdenum Co., Ltd.	China	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	Conformant
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	China	On Smelter Look-up Tab Only
Tungsten	Cronimet Brasil Ltda	Brazil	Conformant
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China	Conformant
Tungsten	Fujian Xinlu Tungsten	China	Conformant
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	Conformant
Tungsten	Global Tungsten & Powders Corp.	United States	Conformant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	Conformant

Tungsten	H.C. Starck Tungsten GmbH	Germany	Conformant
Tungsten	Hubei Green Tungsten Co., Ltd.	China	Conformant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	Conformant
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China	Conformant
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	Conformant
Tungsten	Hydrometallurg, JSC	Russian Federation	On Smelter Look-up Tab Only
Tungsten	Japan New Metals Co., Ltd.	Japan	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	Conformant
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China	On Smelter Look-up Tab Only
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	Conformant
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	Conformant
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	Russian Federation	On Smelter Look-up Tab Only
Tungsten	Kennametal Fallon	United States	Conformant
Tungsten	Kennametal Huntsville	United States	Conformant

Tungsten	KGETS CO., LTD.	Korea	Conformant
Tungsten	Lianyou Metals Co., Ltd.	Taiwan	Conformant
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	Conformant
Tungsten	Masan Tungsten Chemical LLC (MTC)	Vietnam	Conformant
Tungsten	Moliren Ltd.	Russian Federation	On Smelter Look-up Tab Only
Tungsten	Niagara Refining LLC	United States	Conformant
Tungsten	NPP Tyazhmetprom LLC	Russian Federation	Active
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines	Conformant
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany	Conformant
Tungsten	Unecha Refractory Metals Plant	Russian Federation	On Smelter Look-up Tab Only
Tungsten	Wolfram Bergbau und Hutten AG	Austria	Conformant
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China	Conformant

a)	“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2021 and may not continue to be Conformant for any future period.

b)	“Active” means that a smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.

c)	“On Smelter Look-up Tab Only” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.” The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

d)	Smelter or refiner status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by SunPower.

e)	Country location is the location of the smelter or refiner and is based solely on information made publicly available by the RMI, without independent verification by SunPower.

Country of Origin Information

SunPower has endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requiring that the Suppliers provide it with completed CMRTs and through the other measures described in this Conflict Minerals Report. Where a smelter or refiner has been identified that is not Conformant, SunPower or the Service Provider also has reviewed public information, to the extent available, to try to determine the mine or location of origin of the 3TG processed by the smelter or refiner.

The countries of origin of the newly-mined 3TG processed by smelters and refiners listed above may have included countries listed below (as well as possibly other countries).

Angola	Finland	Madagascar	South Sudan
Argentina	France	Malaysia	Spain
Armenia	Germany	Mali	Suriname
Austria	Ghana	Mexico	Sweden
Belgium	Guinea	Mongolia	Switzerland
Bermuda	Guyana	Mozambique	Taiwan
Bolivia	Hong Kong	Myanmar	Tajikistan
Brazil	Hungary	Namibia	Tanzania*
Burundi*	India	Netherlands	Thailand
Cambodia	Indonesia	Niger	Turkey
Canada	Ireland	Nigeria	United Arab Emirates
Central African Republic	Israel	Papua New Guinea	United Kingdom
Chile	Italy	Peru	United States
China	Ivory Coast	Philippines	Uzbekistan
Colombia	Japan	Poland	Vietnam
Czech Republic	Jersey	Portugal	Zambia*
Djibouti	Kazakhstan	Russian Federation	Zimbabwe

Democratic Republic of the Congo*	Kenya	Rwanda*
Ecuador	Korea	Sierra Leone
Egypt	Kyrgyzstan	Singapore
Estonia	Laos	Slovakia
Ethiopia	Luxembourg	South Africa

* Represents a Covered Country.

The 3TG processed by the identified smelters and refiners also may have originated in whole or in part from recycled or scrap sources.

Due Diligence Improvement Measures

SunPower intends to further improve its due diligence measures for 2022 in order to mitigate the risk that the necessary 3TG in its in-scope products benefit armed groups by taking the following steps, among others:

•	Continue to alert suppliers when SunPower obtains information that a 3TG smelter or refiner is believed to be irresponsibly sourcing 3TG.

•	Request that suppliers who have identified non-Conformant or high-risk smelters require their upstream suppliers to find alternative sources of 3TG or require certification of the smelters and refiners in their supply chains.

•	Review our 3TG compliance program for potential additional enhancements, in particular ways to enhance supplier engagement.

The foregoing steps are in addition to the steps that SunPower took for 2021.